UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

2024 Annual General Meeting of International Game Technology PLC

On April 11, 2024, International Game Technology PLC (NYSE:IGT) (the "Company") announced the posting to shareholders of its Notice of the 2024 Annual General Meeting (the "2024 AGM") and the Company's Annual Report and Accounts for the year ended December 31, 2023 (the "2023 ARA"). The 2024 AGM will be held at the Company's registered office at 10 Finsbury Square, Third Floor, London, England EC2A 1AF on Tuesday, May 14, 2024 at 3:00PM British Summer Time (BST).

The Notice of the 2024 AGM and the 2023 ARA can be found in the Investor Relations section of www.igt.com, along with the Company's 2023 Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission on March 12, 2024. These materials can be viewed online and are available for download in PDF format.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Notice of Annual General Meeting dated May 14, 2024
99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2023 (incorporated by reference to Exhibit 99.1 of the Company's Form 6-K filed on March 27, 2024)
99.3	2024 Annual General Meeting Proxy Card
99.4	News Release, "Notice of 2024 Annual General Meeting and 2023 Annual Report and Accounts" dated April 11, 2024

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual General Meeting dated May 14, 2024
99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2023 (incorporated by reference to Exhibit 99.1 of the Company's Form 6-K filed on March 27, 2024)
99.3	2024 Annual General Meeting Proxy Card
99.4	News Release, "Notice of 2024 Annual General Meeting and 2023 Annual Report and Accounts" dated April 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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